14007556

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________________ to ______________________________

Received SEC

JUN 23 2014

Washington, DC 20549

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Advanced Services, Inc. Employee Savings and Retirement Plan
6419 Shelby View Drive, Suite 110
Memphis, TN 38134-7634

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Advanced Services, Inc. Employee Savings and Retirement Plan)

Date_______June 16, 2014___

____
(Signature)*
Name: Philip Harris
Title: [illegible]

**Print name and title of the signing official under the signature.*

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

Plan Administrator
Advanced Services, Inc. Employee Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 16, 2014

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
December 31, 2013 and 2012

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Plan Benefits

December 31, 2013 and 2012

	2013	2012
Assets:		
Investments at fair value (notes 3 and 4)	$ 7,012,580	$ 6,071,805
Notes receivable from participants	386,550	325,491
Accrued dividends and interest	10,353	6,683
Net assets available for plan benefits	$ 7,409,483	$ 6,403,979

See accompanying notes to financial statements.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 1,006,448	$ 533,939
Dividend and interest income	111,939	122,152
	1,118,387	656,091
Interest on notes receivable from participants	15,828	11,871
Contributions:		
Employee	373,945	294,170
Employer	226,942	197,415
	600,887	491,585
Total additions	1,735,102	1,159,547
Deductions from net assets attributed to:		
Benefits paid to participants	724,740	785,562
Expenses and loan fees (note 1)	4,858	3,887
Total deductions	729,598	789,449
Net increase	1,005,504	370,098
Net assets available for plan benefits at:		
Beginning of year	6,403,979	6,033,881
End of year	$ 7,409,483	$ 6,403,979

See accompanying notes to financial statements.

(1) Description of the Plan

The Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") is a defined contribution plan sponsored by Advanced Services, Inc. (the "Company"), an affiliate of General Electric Company ("GE"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Frontier Trust Company (the "Trustee") is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Advanced Services, Inc. Employee Savings and Retirement Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b) GE Institutional Money Market Fund – This fund managed by GE Asset Management Incorporated ("GEAM") seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing primarily in short-term, U.S. dollar denominated money market instruments.

(c) GE Institutional Income Fund – This fund managed by GEAM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(d) GE Institutional International Equity Fund – This fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in companies in both developed and emerging market countries outside the United States.

(e) GE Institutional U.S. Equity Fund – This fund managed by GEAM seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stock.

(f) American Century One Choice Funds - These funds primarily invest in underlying equity securities such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

The three American Century One Choice Portfolio funds include the following:

American Century One Choice Portfolio: Aggressive
American Century One Choice Portfolio: Moderate
American Century One Choice Portfolio: Conservative

(g) GE Institutional Premier Growth Equity Fund – This fund managed by GEAM seeks long-term growth of capital and future income by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in a limited number of large- and medium-sized companies (meaning companies with a market capitalization of $2 billion or more) that the portfolio manager believes have above-average growth histories and/or growth potential.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Participants may elect to defer up to 70% of their eligible compensation, on a pre-tax basis, subject to limitations imposed by law. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age of 50 was generally $17,500 and $17,000 in 2013 and 2012, respectively. For participants who were at least age 50 during the year, the limit was generally $23,000 and $22,500 in 2013 and 2012, respectively.

Employer Contributions

The Company contributes as a Safe-Harbor Company Matching Contribution, an amount equal to 100% of the participants' contributions up to the first 3% of such participant's compensation plus 50% of participants' contributions up to the next 2% of such participant's compensation.

The Company may make discretionary profit sharing contributions to the Plan on a pro-rata compensation basis. There were no profit sharing contributions in 2013 and 2012.

Vesting

Prior to January 1, 2008, employer contributions were vested based on a schedule. Employees who terminated prior to January 1, 2008 are subject to the vesting schedule. Under current provisions, participants are immediately fully vested in their contributions as well as the Company's contributions to the Plan and earnings thereon.

Forfeitures

As of December 31, 2013 and 2012, forfeited non-vested amounts (including unrealized appreciation) totaled $1,293 and $2, respectively. No forfeitures were utilized in 2013 to reduce Company contributions. In 2012, forfeitures amounting to $4,255 were utilized. Gains on earnings of forfeiture balances were $180 and $224 during 2013 and 2012, respectively. Additions to forfeiture balances were $1,111 and $1,512 during 2013 and 2012, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and employer profit sharing contributions, as applicable, and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Withdrawals while the participant is employed by the Company are limited. Generally, before-tax participant contributions and Company contributions may not be withdrawn while participants are employed by the Company prior to age 59½. Company contributions may be withdrawn while a participant is employed by the Company after age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of the participant's before-tax contributions, excluding earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw any rollover contributions and take any nontaxable loans permitted. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(c) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock, registered investment companies and interest-bearing cash.

See note 4 for additional information.

(d) Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e) Payment of Benefits

Benefit payments are recorded when paid to participants.

(f) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's Trustee out of the respective participant's investment fund's assets.

(g) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(h) Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentations.

(3) Investments

The fair values of the Plan's investments at December 31, 2013 and 2012 follow.

	2013	2012
GE Common Stock	$ 1,088,153 *	$ 741,493 *
Registered Investment Companies:		
GE Institutional Money Market Fund	900,682 *	984,313 *
GE Institutional Income Fund	793,853 *	866,650 *
GE Institutional International Equity Fund	657,709 *	563,714 *
GE Institutional U.S. Equity Fund	1,688,963 *	1,302,118 *
American Century One Choice Portfolio: Aggressive	292,984	215,614
American Century One Choice Portfolio: Moderate	967,762 *	916,851 *
American Century One Choice Portfolio: Conservative	293,634	257,550
GE Institutional Premier Growth Equity Fund	269,213	182,735
Total registered investment companies	5,864,800	5,289,545
Interest-Bearing Cash:		
Mid-Atlantic Capital Group	59,627	40,767
Total investments at fair value	$ 7,012,580	$ 6,071,805

* Investments representing more than 5% of the Plan's net assets.

The Plan's investments appreciated during 2013 and 2012 as follows.

	2013	2012
GE Common Stock	$ 264,361	$ 104,276
Registered Investment Companies	742,087	429,663
	$ 1,006,448	$ 533,939

(4) Fair Value Measurements

The Plan's investments measured at fair value on a recurring basis at December 31, 2013 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 1,088,153	$ —	$ —	$ 1,088,153
Registered Investment Companies	5,864,800	—	—	5,864,800
Interest-Bearing Cash	59,627	—	—	59,627
Total investments at fair value	$ 7,012,580	$ —	$ —	$ 7,012,580

The Plan's investments measured at fair value on a recurring basis at December 31, 2012 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 741,493	$ —	$ —	$ 741,493
Registered Investment Companies	5,289,545	—	—	5,289,545
Interest-Bearing Cash	40,767	—	—	40,767
Total investments at fair value	$ 6,071,805	$ —	$ —	$ 6,071,805

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2013 or 2012.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. Both are included in the fair value measurements table as Level 1 investments.

(5) Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund and a variety of investment funds, consisting of registered investment companies. The registered investment companies invest in U.S. equities, international equities, and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements is also a party in interest as defined by ERISA.

(7) Tax Status

The Internal Revenue Service has notified the Company by a letter dated December 20, 2010 that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(8) Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 16, 2014, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions.

A reconciliation of total investments per the financial statements at December 31, 2013 and 2012 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2013	2012
Total investments at fair value per financial statements	$ 7,012,580	$ 6,071,805
Notes receivable from participants	386,550	325,491
Total investments per Form 5500	$ 7,399,130	$ 6,397,296

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value**
*	GE Common Stock	Common stock, 38,821 shares	$ 1,088,153
*	GE Institutional Money Market Fund	Registered investment company, 900,682 shares	900,682
*	GE Institutional Income Fund	Registered investment company, 85,177 shares	793,853
*	GE Institutional International Equity Fund	Registered investment company, 49,267 shares	657,709
*	GE Institutional U.S. Equity Fund	Registered investment company, 106,024 shares	1,688,963
	American Century One Choice Portfolio: Aggressive	Registered investment company, 18,626 shares	292,984
	American Century One Choice Portfolio: Moderate	Registered investment company, 66,650 shares	967,762
	American Century One Choice Portfolio: Conservative	Registered investment company, 22,501 shares	293,634
	GE Institutional Premier Growth Equity Fund	Registered investment company, 19,522 shares	269,213
*	Mid-Atlantic Capital Group	Interest-bearing cash	59,627
	Total investments at fair value		7,012,580
*	Notes receivable from participants (119 loans with interest rates from 4.25% to 9.25% from 1 month to 10 years)		386,550
	Total Assets (Held at End of Year)		$ 7,399,130

* Party in interest as defined by ERISA.
** Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

Advanced Services, Inc. Employee Savings and Retirement Plan:

We consent to the incorporation by reference in the registration statement (Nos. 333-74415, 333-155587 and 333-158069) on Form S-8 of the General Electric Company of our report dated June 16, 2014, with respect to the statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Advanced Services, Inc. Employee Savings and Retirement Plan.

KPMG LLP

Albany, New York
June 16, 2014